UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File No. 001-38505

CLPS Incorporation

c/o Unit 702, 7th Floor, Millennium City II, 378 Kwun Tong Road

Kwun Tong, Kowloon

Hong Kong SAR

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On June 24, 2020, the Board of Directors of CLPS Incorporation (the “Company”), a company incorporated in the Cayman Islands, announced that effective June 30, 2020, Kathryn Amooi will resign as an independent director of the Company due to her personal reason and has no disagreement with the Board of Directors, and that effective July 1, 2020, Zhaohui Feng is elected by the Board of Directors as an independent director and as a member of the Audit Committee and Compensation Committee and the Chair of the Nominating Committee of the Board of Directors. From March 2017 to present, Mr. Feng has been the general manager at Dalian Wanda Commercial Properties Co., Ltd. From February 2016 to March 2017, Mr. Feng served as the founder and chief executive officer at Shanghai Gold Education Data System Ltd., Co. From December 2013 to January 2016, Mr. Feng served as the general manager and chief operating officer at Beijing Zhide Chuanghui Network Technology Inc. Mr. Feng received a Master’s Degree in Computer Science from Southern Illinois University and a Bachelor’s Degree in Computer Science and Technology from the University of Science and Technology of China.

Mr. Feng will receive a monthly compensation of $1,500 effective July 1, 2020 and no stock or stock option award. He will be eligible to receive a stock or stock option award if the Compensation Committee of the Board of Directors, at its sole discretion, decides to offer such an award to him in the future. He has had no related party transactions with the Company or its affiliates of the kind required to be disclosed pursuant to Item 404 of Regulation S-K.

As a result of the election of Mr. Feng, there are currently five members of the Board of Directors, a majority of whom are still independent and serve as members of each of the committees of the Board as required under the Nasdaq Listing Rule 5605.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing

Exhibits

99.1	Independent Director Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLPS Incorporation

By:	/s/ Raymond Lin
Name:	Raymond Ming Hui Lin
Title:	Chief Executive Officer

Dated: June 24, 2020

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